1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐           No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 26, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE

3Q06 Quarterly Management Report October 26, 2006
CONTACT
Elizabeth Sun / Eric Chiang
Harrison Hsueh / Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2087/ 2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in
NT$ billion except noted otherwise)	3Q06	2Q06	3Q05	QoQ	YoY
EPS (NT$ per com. shr.)	1.26	1.32	0.95	(4.4%)	32.5%
(US$ per ADR unit)	0.19	0.20	0.15

Consolidated Net Sales	82.48	82.12	70.50	0.4%	17.0%
Gross Profit	41.13	42.50	30.96	(3.2%)	32.9%
Gross Margin	49.9%	51.8%	43.9%
Operating Expense	(7.50)	(7.18)	(6.78)	4.5%	10.6%
Non-Operating Items	1.03	0.95	0.29	8.7%	254.9%
Consolidated Net Income	32.49	34.00	24.49	(4.4%)	32.7%
Net Profit Margin	39.4%	41.4%	34.7%

Wafer Shipment (kpcs 8 inch-equiv.)	1,890	1,869	1,527	1.2%	23.8%
Remarks:
The third quarter consolidated EPS of NT$1.26 represents a 32.5% increase over the same period last year and a 4.4% sequential decline. The consolidated operating results of 3Q06 are summarized below:
Third quarter net sales increased by 17% year-over-year to reach NT$82.48 billion compared to NT$70.5 billion reported in 3Q05. On a sequential basis, net sales increased by 0.4% compared to NT$82.12 billion in the previous quarter. Third quarter net sales slightly surpassed our guidance due to better than expected demand in computer related applications.
Gross profit for 3Q06 was NT$41.13 billion, representing a year-over-year increase of 32.9% and a sequential decline of 3.2%. Gross margin was 49.9% in the third quarter, down from 51.8% in the previous quarter.
Operating expenses were NT$7.5 billion or 9.1% of the net sales. The combined result from non-operating income and long-term investments was a gain of NT$1.03 billion.
Consolidated net income attributable to shareholders of the parent company was NT$32.49 billion, up 32.7% over the same period last year and down 4.4% sequentially. Net profit margin was 39.4%.

TSMC October 26, 2006	Page 2
I. Consolidated Revenue Analysis
I. Wafer Sales Analysis

By Application	3Q06	2Q06	3Q05
Computer	28%	30%	30%
Communication	45%	44%	41%
Consumer	20%	20%	23%
Industrial/Others	5%	5%	5%
Memory	2%	1%	1%

By Technology	3Q06	2Q06	3Q05
N90-	24%	24%	10%
0.11/0.13um	25%	25%	33%
0.15/0.18um	33%	32%	35%
0.25/0.35um	13%	14%	16%
0.50um+	5%	5%	6%

By Customer Type	3Q06	2Q06	3Q05
Fabless/System	71%	72%	71%
IDM	29%	28%	29%

By Geography	3Q06	2Q06	3Q05
North America	78%	77%	75%
Asia Pacific	10%	10%	11%
Europe	8%	9%	9%
Japan	4%	4%	5%
Consolidated Revenue Analysis:
Consolidated net sales were NT$82.48 billion in the third quarter of 2006, up 0.4% from NT$82.12 billion in the previous quarter, mainly driven by increased demand in communication and consumer related applications.
On a sequential basis, revenues from consumer and communication applications both increased by 2%, while revenues from computer applications declined by 6%.
Revenues from advanced technologies (0.13-micron and below) and 90nm accounted for 49% and 24% of total wafer sales, respectively, flat from the previous quarter.
Revenues from IDM customers accounted for 29% of total wafer sales during the quarter, up slightly from 28% in the previous quarter.
Geographically, revenues from North America accounted for 78% of total wafer sales. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 10%, 8% and 4% of wafer sales, respectively.

TSMC October 26, 2006	Page 3
II. Capacity
II. Capacity

	1Q06	2Q06	3Q06	4Q06	2006
Fab / (Wafer size)	(A)	(A)	(A)	(Est.)	(Est.)
Fab-2 (6'')[1]	244	258	258	266	1,025
Fab-3 (8'')	246	252	265	258	1,021
Fab-5 (8'')	135	138	147	153	573
Fab-6 (8'')	215	222	233	248	918
Fab-7 (8'')	33	23	4	0	60
Fab-8 (8'')	231	233	234	248	946
Fab-12 (12'')[2]	142	150	157	166	616
Fab-14 (12'')[2]	61	66	86	105	318
WaferTech (8'')	99	100	101	104	404
TSMC (Shanghai) (8'')	48	52	73	90	262
TSMC total capacity (8'' equiv. Kpcs)	1,602	1,650	1,748	1,860	6,860
SSMC (8'')	49	50	51	52	202
Total managed capacity (8'' equiv. Kpcs)	1,651	1,700	1,799	1,912	7,062

Note: 1.	Figues represent number of 6'' wafers. Conversion to 8''-equivalent wafers is by dividing this number by 1.78

2.	Figues represent number of 12'' wafers. Conversion to 8''-equivalent wafers is by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity in 3Q06 was 1,799K 8-inch equivalent wafers, 5.8% higher than the 1,700K 8-inch equivalent wafers in 2Q06.
TSMC managed capacity in 4Q06 will increase by 6.3% sequentially to reach 1,912K 8-inch equivalent wafers.
Overall installed capacity for year 2006 is expected to be approximately 7,062K 8-inch equivalent wafers, unchanged from our previous forecast provided in July 2006.
III. Consolidated Profit & Expense Analysis
III - 1. Consolidated Gross Profit Analysis

(Amount: NT$ billion)	3Q06	2Q06	3Q05
COGS	41.3	39.6	39.5
Depreciation	16.8	16.5	17.2
Other MFG Cost	24.5	23.1	22.3

Gross Profit	41.1	42.5	31.0

Gross Margin	49.9%	51.8%	43.9%
Consolidated Gross Profit Analysis:
Consolidated gross profit for the third quarter of 2006 was NT$41.1 billion, representing a year-over-year increase of 32.9% and a sequential decline of 3.2%. Consolidated gross margin declined by 1.9 percentage points sequentially to 49.9%, largely due to lower capacity utilization.

TSMC
October 26, 2006	Page 4
III - 2. Consolidated Operating Expenses

(Amount: NT$ billion)	3Q06	2Q06	3Q05
Total Operating Exp.	7.50	7.18	6.78

SG&A	3.27	3.13	3.31

Research & Development	4.23	4.05	3.47
Consolidated Operating Expenses:
Consolidated operating expenses for 3Q06 were NT$7.5 billion, slightly higher than the previous quarter. Higher R&D expenditures were mainly due to increased expenditures on 45nm and 65nm projects. The increase in SG&A expenditures was primarily the result of Fab 14 Phase II opening expenses. Total operating expenses represented 9.1% of net sales, compared to 8.8% for the previous quarter.
III - 3. Consolidated Non-Operating Items

(Amount: NT$ million)	3Q06	2Q06	3Q05
Non-Operating Income/(Exp.)	322	299	19
Net Interest Income/(Exp.)	923	924	280
Other Non-Operating	(601)	(625)	(261)

L-T Investments	709	650	271
SSMC	403	471	210
Others	306	179	61

Total Non-Operating Items	1,031	949	290
Consolidated Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$1 billion for 3Q06.
Consolidated non-operating income totaled NT$322 million during the third quarter of 2006, compared to an income of NT$299 million in the previous quarter.
Consolidated net investment income was NT$709 million in this quarter, compared to an income of NT$650 million in 2Q06. The increase was primarily due to improved operating performance at certain affiliated companies.

TSMC
October 26, 2006	Page 5
IV. Financial Condition Review
IV - 1. Liquidity Analysis *

(Amount: NT$ Billion)	3Q06	2Q06	3Q05
Cash & Marketable Securities	164.1	211.6	119.0

Accounts Receivable — Trade	37.7	38.0	39.1

Inventory	20.3	20.1	16.2

Total Current Assets	228.3	279.7	179.1

Accounts Payable	26.2	27.5	21.1

Accrued Liabilities and Others	19.4	82.8	25.5

Total Current Liabilities	45.6	110.3	46.6

Current Ratio (x)	5.0	2.5	3.8

Net Working Capital	182.7	169.4	132.6

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Liquidity Analysis:
Consolidated cash & marketable securities decreased by NT$47.5 billion in this quarter, mainly due to an NT$61.7B payment of cash dividends and an NT$3.2B payment of annual employee profit sharing, offset in part by the free cash flow generated during the quarter. As a result, TSMC ended the quarter with total current assets of NT$228.3 billion, compared to NT$279.7 billion in the previous quarter.
Consolidated current liabilities were NT$45.6 billion at the end of the quarter, NT$64.7 billion lower than the previous quarter, mainly due to the payment of cash dividends and annual employee profit sharing accrued in the previous quarter.
As a result, net consolidated working capital increased to NT$182.7 billion and current ratio improved to 5.0x.
IV - 2. Consolidated Receivable/Inventory Days

	3Q06	2Q06	3Q05
Days of Receivable	43	44	47

Days of Inventory	48	47	38
Consolidated Receivable/Inventory Days Trend:
Consolidated days of receivable decreased to 43 days in 3Q06, compared to 44 days in the previous quarter.
Consolidated days of inventory increased to 48 days from 47 days in the second quarter of 2006.
IV - 3. Consolidated Debt Service *

(Amount: NT$ Billion)	3Q06	2Q06	3Q05
Cash & Marketable Securities	164.1	211.6	119.0

Interest-Bearing Debt	27.6	27.2	39.0

Net Cash Reserves	136.5	184.4	80.0

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Consolidated Debt Service:
As a result of the payment of cash dividends and annual employee profit sharing, consolidated net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt -decreased by NT$47.9 billion to NT$136.5 billion in 3Q06.
Consolidated interest-bearing debt increased slightly to NT$27.6 billion as of September 30, 2006.

TSMC
October 26, 2006	Page 6
V. Cash Flow & CapEx
V - 1. Consolidated Cash Flow Analysis *

(Amount: NT$ billion)	3Q06	2Q06	3Q05
Net Income	32.5	34.0	24.5
Depreciation & Amortization	18.4	17.9	19.1
Other Op Sources/(Uses)	1.8	(1.5)	(3.7)
Total Op Sources/(Uses)	52.7	50.4	39.9

Capital Expenditure	(28.3)	(21.4)	(10.5)
Marketable Financial Instruments	(8.6)	(7.8)	(0.2)
Other Investing Sources/(Uses)	(0.1)	(1.1)	(0.1)
Net Investing Sources/(Uses)	(37.0)	(30.3)	(10.8)

Cash Dividends	(61.7)	0.0	(46.4)
Employee Profit Sharing	(3.2)	(0.3)	(3.1)
Other Financing Sources/(Uses)	0.2	0.4	1.5

Net Financing Sources/(Uses)	(64.7)	0.1	(48.0)

Net Cash Position Changes	(49.0)	20.2	(18.9)

Exchange Rate Changes & Others	0.5	(0.0)	0.1

Ending Cash Balance	92.9	141.5	69.6

*	Certain prior period amounts have been reclassified to conform with the current period presentation.
Summary of Consolidated Cash Flow:
During this quarter, TSMC generated NT$52.7 billion from operating activities, mainly from net income of NT$32.5 billion and depreciation & amortization of NT$18.4 billion.
Net cash used in investment activities totaled NT$37 billion, mainly as a result of an NT$28.3 billion in capital spending and an NT$8.6 billion net increase in marketable financial instruments.
Net cash used in financing activities was NT$64.7 billion during this quarter, as we paid NT$61.7 billion in cash dividends and NT$3.2 billion in annual employee profit sharing.
As a result, TSMC ended the quarter with a cash balance of NT$92.9 billion, NT$48.5 billion lower than in 2Q06.
V - 2. Consolidated Operating and Free Cash Flows
Consolidated Operating and Free Cash Flows:
TSMC continues to generate strong operating cash flows and free cash flows. Cash flows generated from operating activities were NT$52.7 billion, NT$2.3 billion higher than 2Q06. Consolidated free cash flows totaled NT$24.4 billion in 3Q06, NT$4.6 billion lower than the NT$29 billion generated in the previous quarter, mainly due to higher level of capital expenditures in 3Q06.
V - 3. Capital Spending

(Amount: US$ Million)	1Q06	2Q06	3Q06	YTD
TSMC	344	653	852	1,849

TSMC (Shanghai) & WaferTech	12	11	14	37

Total TSMC	356	664	866	1,886
Capital Spending:
Capital spending for TSMC consolidated group totaled US$866 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment.
For year 2006, total capital expenditure for TSMC consolidated group is expected to be about US$2.6 billion.

TSMC
October 26, 2006	Page 7
VI. Recap of Recent Important Events & Announcements

•	TSMC and Nvidia Celebrate New Milestone: 500 Million Processors (2006/10/24)

•	TSMC is Voted by the CommonWealth Magazine as the Most Admired Company in Taiwan for the Tenth Consecutive Time (2006/10/16)

•	TSMC is Ranked the Highest in Taiwan Among Asia Top 200 by The Wall Street Journal Asia (2006/10/16)

•	TSMC Holds 2006 Supply Chain Management Forum and Recognizes Outstanding Suppliers (2006/09/14)

•	TSMC Receives Outstanding Corporate Innovation Award from the Ministry of Economic Affairs (2006/09/07)

•	TSMC Files Lawsuit Against SMIC for Breach of the 2005 Settlement Agreement with TSMC and Misappropriation of TSMC’s Trade Secrets (2006/08/25)

•	TSMC Announces Winners of First TSMC Outstanding Student Research Award (2006/08/03)

•	TSMC Reaffirms Strong Foundry Partnership with ATI (2006/07/24)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Condensed Balance Sheets (Consolidated) (Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	September 30, 2006 (Unaudited)			June 30, 2006 (Audited)		September 30, 2005 (Unaudited) (2)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$2,807	$92,903	16.5	$141,452	23.8	$69,582	14.0	$(48,549)	(34.3)	$23,321	33.5
Investments in Marketable Financial Instruments	2,151	71,192	12.6	70,139	11.8	49,410	10.0	1,053	1.5	21,782	44.1
Accounts Receivable — Trade	1,140	37,726	6.7	37,969	6.4	39,140	7.9	(243)	(0.6)	(1,414)	(3.6)
Inventories, Net	614	20,338	3.6	20,051	3.4	16,239	3.3	287	1.4	4,099	25.2
Other Current Assets	186	6,149	1.1	10,079	1.7	4,776	0.9	(3,930)	(39.0)	1,373	28.8

Total Current Assets	6,898	228,308	40.5	279,690	47.1	179,147	36.1	(51,382)	(18.4)	49,161	27.4

Long-Term Investments	1,543	51,060	9.1	42,778	7.2	40,285	8.1	8,282	19.4	10,775	26.7

Property, Plant and Equipment	21,336	706,191	125.4	681,123	114.7	635,513	128.1	25,068	3.7	70,678	11.1
Less: Accumulated Depreciation	(13,460)	(445,525)	(79.1)	(429,993)	(72.4)	(384,200)	(77.4)	(15,532)	3.6	(61,325)	16.0

Property, Plant and Equipment, Net	7,876	260,666	46.3	251,130	42.3	251,313	50.7	9,536	3.8	9,353	3.7

Other Assets	704	23,314	4.1	20,145	3.4	25,371	5.1	3,169	15.7	(2,057)	(8.1)

Total Assets	$17,021	$563,348	100.0	$593,743	100.0	$496,116	100.0	$(30,395)	(5.1)	$67,232	13.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$—	$—	—	$—	—	$1,124	0.2	$—	—	$(1,124)	(100.0)
Accounts Payables	322	10,669	1.9	10,282	1.7	9,851	2.0	387	3.8	818	9.1
Payables to Contractors and Equipment Suppliers	469	15,507	2.8	17,214	2.9	11,247	2.3	(1,707)	(9.9)	4,260	37.9
Accrued Expenses and Other Current Liabilities	510	16,885	3.0	80,300	13.6	13,848	2.8	(63,415)	(79.0)	3,037	21.4
Current Portion of Bonds Payable	76	2,505	0.4	2,505	0.4	10,505	2.1	0	(0.0)	(8,000)	(76.2)

Total Current Liabilities	1,377	45,566	8.1	110,301	18.6	46,575	9.4	(64,735)	(58.7)	(1,009)	(2.2)

Bonds Payable	514	17,000	3.0	17,000	2.9	19,500	3.9	—	—	(2,500)	(12.8)
Other Long-Term Liabilities	571	18,919	3.4	18,943	3.1	18,144	3.7	(24)	(0.1)	775	4.3

Total Liabilities	2,462	81,485	14.5	146,244	24.6	84,219	17.0	(64,759)	(44.3)	(2,734)	(3.2)

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	7,803	258,258	45.8	258,234	43.5	247,273	49.8	24	0.0	10,985	4.4
Capital Surplus	1,627	53,858	9.6	53,822	9.1	56,777	11.4	36	0.1	(2,919)	(5.1)
Retained Earnings	5,112	169,213	30.0	136,723	23.0	108,871	21.9	32,490	23.8	60,342	55.4
Treasury Stock	(28)	(918)	(0.2)	(918)	(0.2)	(1,550)	(0.3)	—	—	632	(40.8)
Others	23	725	0.1	(1,029)	(0.1)	(260)	(0.1)	1,754	(170.5)	985	(378.8)

Total Equity Attributable to Shareholders of the Parent	14,537	481,136	85.4	446,832	75.3	411,111	82.9	34,304	7.7	70,025	17.0
Minority Interest	22	727	0.1	667	0.1	786	0.2	60	9.1	(59)	(7.4)

Total Shareholders’ Equity	14,559	481,863	85.5	447,499	75.4	411,897	83.0	34,364	7.7	69,966	17.0

Total Liabilities & Shareholders’ Equity	$17,021	$563,348	100.0	$593,743	100.0	$496,116	100.0	$(30,395)	(5.1)	$67,232	13.6

Note:	(1) Amounts in NTD have been translated into USD at the rate of NT$33.098 as of September 30, 2006.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Income Statements (Consolidated)
For the Three Months Ended September 30, 2006, June 30, 2006, and September 30, 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q3 2006			Q2 2006		Q3 2005			QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%		Amount	%	Amount	%
Net Sales	$2,518	$82,476	100.0	$82,118	100.0	$70,501	100.0		$358	0.4	$11,975	17.0
Cost of Sales	(1,262)	(41,344)	-50.1	(39,620)	-48.2	(39,544)	-56.1		(1,724)	4.4	(1,800)	4.5

Gross Profit	1,256	41,132	49.9	42,498	51.8	30,957	43.9		(1,366)	-3.2	10,175	32.9

Operating Expenses
Research and Development Expenses	(129)	(4,231)	-5.1	(4,053)	-4.9	(3,473)	-4.9		(178)	4.4	(758)	21.8
General and Administrative Expenses	(74)	(2,424)	-2.9	(2,226)	-2.7	(2,410)	-3.4		(198)	8.9	(14)	0.6
Sales and Marketing Expenses	(26)	(845)	-1.0	(896)	-1.2	(897)	-1.3		51	-5.9	52	-5.9

Total Operating Expenses	(229)	(7,500)	-9.1	(7,175)	-8.8	(6,780)	-9.6		(325)	4.5	(720)	10.6

Income from Operations	1,027	33,632	40.8	35,323	43.0	24,177	34.3		(1,691)	-4.8	9,455	39.1

Non-Operating Income, Net	10	322	0.4	299	0.4	19	0.0		23	7.6	303	1,544.2
Investment Gains	22	709	0.9	650	0.8	271	0.4		59	9.2	438	161.7

Income before Income Tax	1,058	34,663	42.0	36,272	44.2	24,467	34.7		(1,609)	-4.4	10,196	41.7

Income Tax (Expenses) Benefits	(65)	(2,144)	-2.6	(2,281)	-2.8	57	0.1		137	-6.0	(2,201)	-3,839.2

Net Income	993	32,519	39.4	33,991	41.4	24,524	34.8		(1,472)	-4.3	7,995	32.6

Attributable to:
Shareholders of the parent	992	32,489	39.4	34,002	41.4	24,488	34.7		(1,513)	-4.4	8,001	32.7
Minority Interest	1	30	0.0	(11)	0.0	36	0.1		41	-379.6	(6)	-18.9

	$993	$32,519	39.4	$33,991	41.4	$24,524	34.8		$(1,472)	-4.3	$7,995	32.6

Earnings per Share — Diluted	$0.04	$1.26		$1.32		$0.95		-	$0.06	-4.4	$0.31	32.5

Earnings per ADR (2)	$0.19	$6.29		$6.59		$4.75		-	$0.29	-4.4	$1.54	32.5

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,809		25,809		25,776

Note:
(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD32.751 for the third quarter of 2006.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,776M shares for 3Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Income Statements (Consolidated)
For the Nine Months End September 30, 2006 and 2005
(Expressed in Million New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Nine Months Ended September 30
	2006			2005		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$7,478	$242,444	100.0	$187,337	100.0	$55,107	29.4
Cost of Sales	(3,735)	(121,087)	-49.9	(110,448)	-59.0	(10,639)	9.6

Gross Profit	3,743	121,357	50.1	76,889	41.0	44,468	57.8

Operating Expenses
Research and Development Expenses	(372)	(12,071)	-5.0	(10,446)	-5.6	(1,625)	15.6
General and Administrative Expenses	(200)	(6,471)	-2.7	(7,176)	-3.8	705	-9.8
Sales and Marketing Expenses	(91)	(2,958)	-1.2	(2,708)	-1.4	(250)	9.2

Total Operating Expenses	(663)	(21,500)	-8.9	(20,330)	-10.9	(1,170)	5.8

Income from Operations	3,080	99,857	41.2	56,559	30.2	43,298	76.6

Non-Operating Income, Net	63	2,038	0.8	1,222	0.6	816	66.7
Investment Gains	60	1,959	0.8	894	0.5	1,065	119.1

Income before Income Tax	3,203	103,854	42.8	58,675	31.3	45,179	77.0

Income Tax (Expenses) Benefits	(194)	(6,280)	-2.6	1,061	0.6	(7,341)	-691.8

Net Income before Cumulative Effect of Changes in Accounting Principles	3,010	97,574	40.2	59,736	31.9	37,838	63.3

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	50	1,607	0.7	—	—	1,607	—

Net Income	3,059	99,181	40.9	59,736	31.9	39,445	66.0

Attributable to:
Shareholders of the Parent	3,057	99,098	40.9	59,675	31.9	39,423	66.1
Minority Interest	3	83	0.0	61	0.0	22	36.3

	$3,059	$99,181	40.9	$59,736	31.9	$39,445	66.0

Earnings per Share — Diluted	$0.12	$3.84		$2.32		$1.52	65.8

Earnings per ADR (2)	$0.59	$19.20		$11.58		$7.62	65.8

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,810		25,773

Note:
(1)	Amounts in NTD have been translated into USD at the weighted average rate of NTD 32.421 for the nine months ended September 30, 2006.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,773M shares for the nine months ended September 30, 2005 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Condensed Statements of Cash Flows (Consolidated)
For the Nine Months Ended September 30, 2006 and for the Three Months Ended September 30, 2006, June 30, 2006, and September 30, 2005
(Figures in Million of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Nine Months 2006		3Q 2006	2Q 2006	3Q 2005 (2)
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$3,057	$99,098	$32,489	$34,002	$24,488
Net Income Attributable to Minority Interest	3	83	30	(11)	36
Depreciation & Amortization	1,667	54,033	18,411	17,888	19,068
Deferred Income Tax	4	115	(136)	860	(1,220)
Investment Income From Equity Method Investees	(60)	(1,959)	(709)	(650)	(271)
Changes in Working Capital & Others	17	613	2,593	(1,698)	(2,192)

Net Cash Provided by Operating Activities	4,688	151,983	52,678	50,391	39,909

Cash Flows from Investing Activities:
Acquistions:
Marketable Financial Instruments	(3,073)	(99,635)	(27,054)	(39,850)	(32,540)
Financial Assets Carried at Cost	(15)	(495)	(205)	(168)	(14)
Property, Plant and Equipment	(1,886)	(61,157)	(28,256)	(21,391)	(10,491)
Long-Term Investments by Equity Method	(6)	(180)	(132)	(48)	—
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	2,174	70,492	18,486	32,075	32,317
Financial Assets Carried at Cost	3	105	105	—	36
Property, Plant and Equipment	14	464	217	(215)	147
Long-Term Investments by Equity Method	—	—	—	—	—
Others	(29)	(942)	(147)	(653)	(243)

Net Cash Used In Investing Activities	(2,818)	(91,348)	(36,986)	(30,250)	(10,788)

Cash Flows from Financing Activities:
Repurchase of Treasury Stock	—	—	—	—	—
Cash Dividends	(1,904)	(61,743)	(61,743)	—	(46,420)
Bonus Paid to Employees, Directors and Supervisors	(106)	(3,432)	(3,175)	(257)	(3,086)
Repayment of Long-Term Bonds Payable	—	(4)	(1)	(2)	(52)
Increase in Guarantee Deposits	24	788	327	139	847
Proceeds from Exercise of Stock Options	13	423	97	209	49
Others	(18)	(580)	(243)	(15)	666

Net Cash (Used in) Provided by Financing Activities	(1,991)	(64,548)	(64,738)	74	(47,996)

Net Increase (Decrease) in Cash and Cash Equivalents	(121)	(3,913)	(49,046)	20,215	(18,875)

Effect of Exchange Rate Changes and Others	11	332	497	(14)	52

Cash and Cash Equivalents at Beginning of Period	2,976	96,484	141,452	121,251	88,405

Cash and Cash Equivalents at End of Period	$2,866	$92,903	$92,903	$141,452	$69,582

Note:	(1) Amounts in NTD have been translated into USD at the rate of NTD32.421, the weighted average rate for the nine months ended September 30, 2006.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

tsmc
Proprietary

TSMC

2006 Third Quarter Results Investor Conference

October 26th, 2006

TSMC
Oct. 26, 2006
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

TSMC 2006 Third Quarter Results Investor Conference October 26th, 2006

Agenda

Proprietary

- Welcome
- 2006 3Q Consolidated Financial Results
- Q&A

TSMC
Oct 26 P.2
© 2006 TSMC, All Rights Reserved.
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Agenda Welcome 2006 3Q Consolidated Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2006 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

3Q'06 Result Highlights

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Proprietary

Amount:NT$ billion	3Q'06 Amount	2Q'06 Amount	3Q'05 Amount
Net Sales	82.48	82.12	70.50
Net Income (1)	32.49	34.00	24.49
EPS (NT$)	1.26	1.32	0.95
Total Assets	563.35	593.74	496.12
Total Liabilities	81.49	146.24	84.22
Shareholders' Equity	481.86	447.50	411.90
Shipment (Kpcs, 8"-equiv. Wafer)	1,890	1,869	1,527
ROE (%) (2)	28.0%	29.4%	24.6%

(1) Net Income attributable to shareholders of the parent company
(2) Annualized ROE for the quarter

TSMC
Oct 26 P. 4
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Net Income attributable to shareholders of the parent company Annualized ROE for the quarter 3Q'06 Result Highlights

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Income Statements

Amount:NT$ billion	3Q'06	2Q'06	3Q'05	QoQ	YoY
Net Sales	82.48	82.12	70.50	0.4%	17.0%
COGS	(41.35)	(39.62)	(39.54)	4.4%	4.5%
Gross Profit	41.13	42.50	30.96	-3.2%	32.9%
Gross Margin	*49.9%*	*51.8%*	*43.9%*		
Operating Expense	(7.50)	(7.18)	(6.78)	4.5%	10.6%
Operating Income	33.63	35.32	24.18	-4.8%	39.1%
Operating Margin	*40.8%*	*43.0%*	*34.3%*		
Non-operating Income/(Expense)	1.03	0.95	0.29	8.7%	254.9%
Income before Tax	34.66	36.27	24.47	-4.4%	41.7%
Income Tax Benefit/(Expense)	(2.14)	(2.28)	0.06	-6.0%	-
Minority Interest	(0.03)	0.01	(0.04)	-	-18.9%
Net Income(1)	32.49	34.00	24.49	-4.4%	32.7%
Net Margin	*39.4%*	*41.4%*	*34.7%*		
EPS (NT$)	1.26	1.32	0.95	-4.4%	32.5%

TSMC
Oct 26 P.5
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Income Statements Net Income attributable to shareholders of the parent company

Balance Sheets & Key Indices

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Selected Items from Balance Sheets (Amount: NT$ billion)	3Q'06 Amount	3Q'06 %	2Q'06 Amount	2Q'06 %	3Q'05* Amount	3Q'05* %
Cash & Marketable Securities	164.1	29.1%	211.6	35.6%	119.0	24.0%
Accounts Receivable - Trade	37.7	6.7%	38.0	6.4%	39.1	7.9%
Inventory	20.3	3.6%	20.1	3.4%	16.2	3.3%
Current Assets	**228.3**	**40.5%**	**279.7**	**47.1%**	**179.1**	**36.1%**
Long-Term Investment	**51.1**	**9.1%**	**42.8**	**7.2%**	**40.3**	**8.1%**
Net PP&E	**260.7**	**46.3%**	**251.1**	**42.3%**	**251.3**	**50.7%**
Total Assets	563.3	100.0%	593.7	100.0%	496.1	100.0%
Accounts Payable	26.2	4.6%	27.5	4.6%	21.1	4.3%
Accrued Liabilities and Others	19.4	3.4%	82.8	14.0%	25.5	5.1%
Current Liabilities	**45.6**	**8.1%**	**110.3**	**18.6%**	**46.6**	**9.4%**
Long-Term Interest-bearing Debt	**25.1**	**4.5%**	**24.7**	**4.2%**	**27.3**	**5.5%**
Total Liabilities	81.5	14.5%	146.2	24.6%	84.2	17.0%
Total Equity	481.9	85.5%	447.5	75.4%	411.9	83.0%

Key Indices	3Q'06	2Q'06	3Q'05
A/R Turnover Days	43	44	47
Inventory Turnover Days	48	47	38
Current Ratio (x)	5.0	2.5	3.8
Net Working Capital	182.7	169.4	132.6

TSMC
Oct 26 P.6
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Balance Sheets & Key Indices * Certain prior period balances have been reclassified to conform to the current period presentation *

Cash Flows

Proprietary

Amount:NT$ billion	3Q'06 Amount	2Q'06 Amount	3Q'05* Amount
- Net Income	32.5	34.0	24.5
- Depreciation & Amortization	18.4	17.9	19.1
- Other Op Sources/(Uses)	1.8	(1.5)	(3.7)
From Operation	**52.7**	**50.4**	**39.9**
- Capital Expenditure	(28.3)	(21.4)	(10.5)
- Marketable Financial Instrument	(8.6)	(7.8)	(0.2)
- Other Investing Sources/(Uses)	(0.1)	(1.1)	(0.1)
From Investment	**(37.0)**	**(30.3)**	**(10.8)**
- Cash Dividends - Common Stock	(61.7)	-	(46.4)
- Employee Bonus	(3.2)	(0.3)	(3.1)
- Other Financing Sources/(Uses)	0.2	0.4	1.5
From Financing	**(64.7)**	**0.1**	**(48.0)**
Net Cash Position Change	**(49.0)**	**20.2**	**(18.9)**
Exchange Rate Change & Others	0.5	-	0.1
Ending Cash Balance	**92.9**	**141.5**	**69.6**

TSMC
Oct 26 P.7
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Cash Flows * * Certain prior period balances have been reclassified to conform to the current period presentation

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity

Proprietary

Capital Expenditures

➢ 2006 CapEx to be about US$2.6 billion

CapEx (in US$ million)	1Q06	2Q06	3Q06	YTD
TSMC	344	653	852	1,849
TSMC Subsidiaries	12	11	14	37
TSMC Consolidated	**356**	**664**	**866**	**1,886**

* YTD CapEx based on the weighted average exchange rate of NT$32.421 per US dollar.

TSMC
Oct 26 P.9
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Capital Expenditures 2006 CapEx to be about US$2.6 billion *

Sales Breakdown by Technology

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Proprietary

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
6 18 31 41 4
6 17 34 41 2
6 16 35 33 10
5 14 32 32 17
5 14 32 29 20
5 14 32 25 24
5 13 33 25 24

TSMC
Oct. 26 P. 10
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
6
2
17
41
34
6
1
18
37
38
5
1
23
41
30
5
1
21
41
32
5
1
18
39
37
5
1
20
44
30
5
2
20
45
28

TSMC
Oct 26 P.11
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

tsmc
Proprietary

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
79
8
6
7
77
9
8
6
75
11
9
5
77
11
8
4
78
11
7
4
77
10
9
4
78
10
8
4

TSMC
Oct 26 P. 12
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
31
26
29
28
26
28
29
69
74
71
72
74
72
71
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

TSMC
Oct 25 P. 13
© 2006 TSMC, All Rights Reserved.
Empowering Innovation
Proprietary

Sales Breakdown by Customer

4Q'06 Guidance

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TSMC
Oct 26 P.14
© 2006 TSMC, All Rights Reserved.
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4Q'06 Guidance Revenues to be between NT$74 billion and NT$76 billion Gross profit margin to be between 45% and 47% Operating profit margin to be between 35% and 37%

Recap of Recent Major Events TSMC and Nvidia Celebrate New Milestone: 500 Million Processors (2006/10/24) TSMC is Voted by the CommonWealth Magazine as the Most Admired Company in Taiwan for the Tenth Consecutive Time (2006/10/16) TSMC is Ranked the Highest in Taiwan Among Asia Top 200 by The Wall Street Journal Asia (2006/10/16) TSMC Holds 2006 Supply Chain Management Forum and Recognizes Outstanding Suppliers (2006/09/14) TSMC Receives Outstanding Corporate Innovation Award from the Ministry of Economic Affairs (2006/09/07) TSMC Files Lawsuit Against SMIC for Breach of the 2005 Settlement Agreement with TSMC and Misappropriation of TSMC's Trade Secrets (2006/08/25) TSMC Announces Winners of First TSMC Outstanding Student Research Award (2006/08/03) TSMC Reaffirms Strong Foundry Partnership with ATI (2006/07/24) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

Proprietary

http://www.tsmc.com
invest@tsmc.com

TSMC
Oct. 25, 2006
© 2006 TSMC, All Rights Reserved.
Empowering Innovation

http://www.tsmc.com invest@tsmc.com